UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 30, 2023, the Board of Directors (the “Board”) of Intelligent Living Application Group Inc. (the “Company”) received a resignation letter from Mr. Jochem Koehler, a member of the Board, Chairman of the Board’s Nominating and Corporate Governance Committee and a member of the Board’s Audit Committee and Compensation Committees, effective on June 30, 2023. Mr. Koehler’s resignation is not because of any disagreement with the Company, its management or its other directors.

On July 4, 2023, the Board appointed Mr. Chun Fai (Kenneth) Liu as a member of the Board, Chairman of the Board’s Nominating and Corporate Governance Committee and a member of the Board’s Audit Committee and Compensation Committees, effective immediately, to fill the vacancy following the resignation of Mr. Jochem Koehler.

Mr. Kenneth Liu, age 36, has served as Chairman and Executive Director of China Eco-Farming Limited (HK Stock Exchange Code: 8166) since February 2022. Mr. Liu was the Executive Director of Inves Tech Holdings Limited (HK Stock Exchange Code: 1087) from August 2020 to April 2022 and a director of Blue Sky Solar Energy Management Limited from November 2018 to April 2022. Mr. Liu was the Executive Director of CEFC Hong Kong Financial Investment Company Limited (HK Stock Exchange Code:1520, formally known as Runway Global Holdings Company Limited) from November 2016 to June 2019 and the Manager of FT Corporate Strategy Limited from October 2013 to June 2016.

Mr. Liu studied Administrative Studies at York University, Toronto, Ontario from 2007 to 2011 and he is a member of Chaozhou Chamber of Commerce.

There are no arrangements or understandings between Mr. Liu and any other person pursuant to which Mr. Liu was appointed as a director of the Company.  In addition, there is no family relationship between Mr. Liu and any director or executive officer of the Company. The Board deems Mr. Liu an “independent director” as defined by NASDAQ Rule 5605(a)(2).

In connection with his appointment, the Company entered into a director agreement with Mr. Liu (the “Agreement”) on July 4, 2023.  Under the terms of the Agreement, Mr. Liu will receive annual compensation in the amount of US$18,000 per year, plus reimbursement of expenses.  The Agreement imposes certain customary confidentiality and non-disclosure obligations on Mr. Liu customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: July 7, 2023	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Director Agreement by and between Intelligent Living Application Group Inc. and Chun Fai (Kenneth) Liu dated July 4, 2023

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